AGREEMENT

THIS agreement ("THIS AGREEMENT") is made as of February 17, 2004 by and between Telem Atik Cross Media Ltd. (the "TCM"), a private company incorporated under the laws of the state of Israel; and Dr. Yoram Levanon ("LEVANON") i.d 008031981 and Dr. Lossos (LOSSOS) i.d. 1689380 be referred to collectively and severally as: the "LICENSORS").

WHEREAS, LICENSORS is engaged in strategy and marketing research and has developed a certain emotional matrix, which enables the definition of human populations, regarding which it has filed for a patent (patent application no. 09q534,170 in USA, the "PATENT") and has extensive know how and expertise (the "KNOW-HOW") as further defined in Annex A hereto (the Patent and Know-how collectively: the "INTELLECTUAL PROPERTY"); and-

WHEREAS,      Levanon is the founder and CEO of the Company; and

WHEREAS, TCM is engaged in business of cross-media service based solutions (the "FIELD"); and

WHEREAS, The Licensors TCM, Technoprises Apros & Chay Ltd. and its shareholders have signed on a Contribution Agreement, dated February 17, 2004 (the "CONTRIBUTION AGREEMENT") under which the Licensors have agreed to contribute technology and know-how to the Company; and-

WHEREAS, the parties wish to set forth in this Agreement the specific terms under which the Licensors will license the Intellectual Property to TCM solely for the purpose of utilization within the scope of the Field;

NOW, THEREFORE, in consideration of the promises and mutual covenants set forth herein, and intending to be legally bound hereby, the parties agree as follows:

1.    LICENSE

      1.1   Relevant Intellectual Property

      Levanon & Lossos are to exclusively apply the EM upon all TCM contents and limited to that only (the relevant intellectual property) Advertising, marketing & all else that is not content shall be provided to TCM by Levanon & Lossos upon specific economic agreements to be defined. Levanon & Lossos are not to be exclusive to TCM in any of the matters & or puns that are not content. Levanon & Lossos agree not to apply the EM upon any other cross-media supplier.

      1.2 The Licensors hereby grant TCM with a perpetual, worldwide, irrevocable, royalty free, fully-paid and exclusive license to make, use, modify, market, perform, distribute, license and sell products and services which are or may be based on the Relevant Intellectual Property and to otherwise exploit the Relevant Intellectual Property with respect to any products or services which the Company develops or may develop in the Field (the "LICENSE").


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      1.3  Subject  to the terms  and  conditions  set forth in this  Agreement, following signature hereunder the Licensors shall deliver to TCM copies of any and all existing material required for the utilization of the Relevant Intellectual Property in the scope of the License, including but not limited to the materials listed in Annex B hereto and any documentation, books, ledgers, files, reports, plans and operating records related to the
      Relevant   Intellectual   Property   and  a  copy  of  the   Patent   (the
      "DELIVERABLES").

      1.4 The Licensors will provide reasonable training and assistance to TCM's development team regarding the utilization of the relevant Intellectual Property with respect to TCM's cross-media platform.

2.    CONSULTING SERVICES

      Levanon, the Company and its staff agree to provide consulting services to TCM with respect to the Relevant Intellectual Property licensed hereunder, to the extent required by the Company, and subject to the terms of a consulting agreement to be mutually agreed by the parties.

3.    CONSIDERATION

      In consideration for the License hereunder the [MSR/Levanon] shall receive the Shares (as defined in the Frame Agreement], all subject to the terms set forth in the Agreement.

4.    REPRESENTATIONS AND WARRANTIES

      The Licensors, jointly and severely, represent and warrant to TCM, as follows:

4.1 This Agreement has been duly executed and delivered by the Licensor and constitutes a valid and binding agreement of the Licensors, enforceable in accordance with its terms.

4.2 There exists no hindrance, whether by statute, contract, or otherwise, preventing the Licensors from entering into the Agreement, and fulfilling its undertakings in terms hereof.

4.3 The Licensors are the sole owners of the Relevant Intellectual Property (including the Patent), free and clear of any claim, lien, mortgage or encumbrance. The Relevant Intellectual Property does not infringe any third party rights.

4.4 The Licensors have not received any communications alleging that the Company has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity, nor, to the best knowledge of the Licensors, is there any basis for any such communication.

5.    INDEMNIFICATION

      Each of the Parties to this Agreement shall indemnify and hold the other party and each of their directors, officers, employees, affiliates, agents, successors and assigns, harmless from any and all claims, liabilities, obligations, damages or expenses (including, but without limitation, reasonable attorney's fees) arising out of a breach of the representations and warranties and covenants made by such Party which is contained in this Agreement or any breach or non-fulfillment of, or any failure to perform, any of the covenants or undertaking of such party which are contained in or made pursuant to this Agreement.


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6.    MISCELLANEOUS

      The terms of Sections 6 and 7 of the Contribution Agreement shall apply to this Agreement.



      IN WITNESS WHEREOF, the parties executed this Agreement in duplicate on the day and year first above written.

      _____________________________     ________________________________________
      TELEM ATIK CROSS-MEDIA LTD.       DR. LAN LOSSOS


      _____________________________
      DR. YORAM LEVANON


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ANNEX A

                              EM PATENT APPLICATION

                                 SUBJECT MATTER:

Emotional marketing method for producing optimum effect marketing or optimum effective content adjustment US patent application Serial number - 09/534,170

                                    ABSTRACT

A method for producing optimum - effect marketing or content adjustment. Especially useful for interactive mediums. Comprising:

a) Collecting emotional orientation information obtained from a potential consumer based on an immediate individual emotional response of the consumer according to the following emotional orientations: survival typc, growth type, relaxation type, and a combination thereof:

b) Storing the emotional orientation information of the consumer in a personal character profile record in a wherein the personal character profile record includes a value indicative of the emotional orientation of the consumer, wherein the value is one of a survival type, growth type, a relaxation type, and a combination thereof.

c) Determining based on the stored emotional orientation information in the personal character profile record a predominant tendency of the consumer toward one of the individual emotional orientations;

d) Sorting the character profile record in the database into at least three clusters, wherein each cluster corresponds to a subset of character profile records determined to have a predominant tendency toward on of the individual emotional orientations;

e) Determining, based on the predominant tendency toward one of the individual emotional orientations of the cluster of the character profile record of the potential consumer, an appropriate content or marketing campaign directed to the specific cluster including the personal character profile record of the potential consumer having a particular emotional orientation:


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                              ANNEX B: DELEVERABLES

                                 TCM - Work Plan

                         EM MODEL FOR CONTENT ADJUSTMENT

1.    The chosen fields of work are:

      a.    " VOD POOL"

      b.    "ADAPTED NEWS"

2.    "VOD POOL" - system's description

      2.1   ESSENCE

      A collection of videos of the high future view potential adapted to personal storage

      2.2   OPERATORS

      The operating companies are content companies (movies, clips, old programs, news, soccer clips, cult films etc.) interested in expanding the products into a "for ever sale" program directly to the clients (video on demand). Usually, these companies have created the films or had them shown in past programs as part of the news etc.


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      2.3   FINAL USERS

            2.3.1 All TV viewers looking to reminisce

            2.3.2 Secessions  are emotions.  Each of the EM types senses matters differently: love for GS type is attached to constant creation. The GH attaches love to peace and calmness. The HS type determine love through family frame and the HG require love to be part of a landscape and culture

            2.3.3 Mostly, when we are interested in remembering, we find it hard to specifically require something. Our request is usually formed in a sensational mode adjusted to our viewing habits

            2.3.4 The need is to reactivate the clip/excerpt according to: type, sensations, VOD field, topic, time of recording, people connected to the recording etc.

            2.3.5 The user will receive answers  reactivated  according to these as well as their personal profile. The answers will adjust themselves to the profiles indication existing upon the PC, TV

            2.3.6 Each answer will be presented  by a title and a short  summary
                  (perhaps) written in the language of the specific EM profile


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      2.4   VOD MEDIUMS

      The main mediums are the TV and the Internet. Later, a further medium will be presented - the cellular

      2.5   SYSTEM

            2.5.1 The system consists of:

            a.    A collection of clips categorized according to:

            -     Topics, timing, participants

            -     Emotions (described by words)

            -     EM profile (performed either automatically or in hand mode)

            b.    Customers requests / demands

            c. EM viewer's analysis (questionnaire) - helps better reactivate clips (exists only in customers hands)

            d. An EM learning model performed according to past choices (an alternative to c. exists in customers hands and in the hands of a panel analyzing the chosen content for further improvement)

            e. A connection between the client's system (TV, Internet) and the POOL from which the clips are chosen from (according to the profile)

            f. An assisting model to "semi automatically" select the VOD, adjusted to the most relevant segment

            g.    A dictionary of EM languages

            h. An "automatic translator" mechanism for translating one EM language to an-other

            i. A dictionary of EM pictures, colors, music, to be attached to the VOD

            j.    Media adjustment (digital TV, Internet, Cellular)

            2.5.2 the system will be operated  according to 8 profiles  when for each of the G S H criterions there will be a two level scale: high and low. The "automatic translator" will be based upon the latter (for example: emotions will be represented by the three criterions when a shift in the value will change the consistency of the emotion and its manner of presentation


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            2.5.3 VOD's categorization

            a. A clip will be shown. The answers to a given questionnaire will determinate the suitability to the various G H S and thus, to the profiles

            b. The categoriser will decide to which profile the clip is most suitable and to which the least. The metrical log will determine the profile's suitability

            2.5.4 the VOD "keying" and description will be performed as follows:
                  each clip will be described (by a given basic scheme) according to the preferred EM profile language

            2.5.5 an automatic  translator will shift the descriptions  from one
                  Profile language to an-other (only close emotional languages)

            2.5.6 Billing tools are also required

      2.6   OTHER COMPANIES IN GROUP

            2.6.1 VOD POOL - with ANY  SERVICE - ANY  CONTENT -  ANYWHERE  - ANY
                  TIME

            2.6.2 combining the system with various  mediums  (mostly TV) of the
                  Interactive TV Group


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            2.6.3 media adjusted with PROXIMED

3.    "ADAPTED NEWS"

      3.1   ESSENCE

      Real time news supply, analysis according to needs and requirements and presentation suitable for optimal receiving (pleasure, understanding, further knowledge etc.)

      3.2   OPERATORS

      Mostly news channels, Internet and cellular Companies. The system enables to edit the news in 8 manners with no extra investments, while bettering the response of the viewers. At this stage the system is meant for the Real Time viewers by offering titles (low and medium complex ability). Further, it will also be used for the TV and radio mediums

      3.3   FINAL USERS

      Those interested in receiving data on what matters to them and interests them in an "Almost Real Time" manner while presented (words and visuals) suitable to their optimal understanding and maximal pleasure

      3.4   SYSTEM

      This system is very similar to the VOD POOL system but the processes are different


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      a.    The editing process must be immediate for the "immediate"  cliental.
            At this stage it will be an automatic analysis for the main cliental performed according to a "computerized rule book"

      b. The less immediate client's profile will be done in a similar way to the VOD POOL system, but faster

4.    THE AGREEMENT

      The agreement frame is not related to the marketing & advertising applications. In this EM the know how field will be developed and marketed by Levanon and Lossos independently, but if & when it is applied upon one of TCM's clients, TCM will get 5% commission.


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